1-00035

02040994

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

GE Automation Services, Inc. 401(k) Savings Plan
2025 W. Beltline Road, Suite 100
Carrollton, TX 75006

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Automation Services, Inc. 401(k) Savings Plan

By: Thomas S Dahl
Name: Thomas Dahl
Title: Chief Financial Officer

Date: June 26, 2002

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG

345 Park Avenue
New York, NY 10154

Exhibit 23

The GE Automation Services, Inc. Affiliate 401(k) Savings Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 26, 2002, relating to the statement of net assets available for plan benefits of The GE Automation Services, Inc. Affiliate 401(k) Savings Plan as of December 31, 2001 and 2000 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2001 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the GE Automation Services, Inc. Affiliate 401(k) Savings Plan.

KPMG LLP

June 26, 2002

KPMG

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

THE GE AUTOMATION SERVICES, INC. AFFILIATE
401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Index

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 31, 2001	3
Notes to Financial Statements	4 - 8
Supplemental Schedule*	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2001	9

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of
The GE Automation Services, Inc. Affiliate
401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of GE Automation Services, Inc. Affiliate 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GE Automation Services, Inc. Affiliate 401(k) Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, Line 4i – schedule of assets (held at end of year) – December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2002

THE GE AUTOMATION SERVICES, INC. AFFILIATE
401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value (note 3):		
Cash and cash equivalents	$ 149,593	165,522
Mutual funds	10,081,088	10,560,136
GE common stock	7,873,596	8,027,374
Pooled investment fund	3,675,970	3,110,922
Participant loans	802,875	814,816
Total investments	22,583,122	22,678,770
Receivables:		
Participant contributions	96,101	106,868
Employer contributions	32,490	34,201
Accrued dividends and interest	37,127	28,417
Receivable for investment sold	136,132	149,759
Total receivables	301,850	319,245
Net assets available for plan benefits	$ 22,884,972	22,998,015

See accompanying notes to financial statements.

THE GE AUTOMATION SERVICES, INC. AFFILIATE
401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions to net assets attributed to:		
Investment (loss) income:		
Net depreciation in the fair value of investments (note 3)	$	(2,427,108)
Dividends		380,344
Interest		81,870
Total investment loss		(1,964,894)
Contributions:		
Participant		3,216,118
Employer		1,098,686
Rollover		306,454
Total contributions		4,621,258
Total additions		2,656,364
Deductions from net assets attributed to:		
Benefits paid to participants		(2,769,407)
Net decrease		(113,043)
Net assets available for plan benefits at:		
Beginning of year		22,998,015
End of year	$	22,884,972

See accompanying notes to financial statements.

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

The following brief description of GE Automation Services Inc. Affiliate 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by GE Automation Services, Inc. (hereinafter referred to as Sponsor or Company) and was established January 1, 1999 through the merger into the Plan of the Instrument Control Services, Inc. Retirement Savings Plan, GEMIS Services Company Retirement & Savings Plan, Magnum Technologies, Inc. 401(k) Profit Sharing Plan, and Continental Controls, Inc. 401(k) Plan. Each of the predecessor plans has been terminated as a result of the Plan merger.

Participation in the Plan is voluntary. Any employee, as defined by the Plan, who works the required minimum 1,000 hours and has attained age 21 is eligible to participate in the Plan. Employees hired after July 1, 2000 become participants upon the later of attaining age 21 and completing 6 months of services.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Eligible employees who elect to participate in the Plan may contribute up to 15% of their eligible salary in 1% increments on a before-tax basis. Employer's contributions are equal to 50% of employee contributions up to the first 6% of eligible compensation which could be as much as 3% of the employee's salary.

Participants may also contribute amounts as "rollover" contributions representing distributions from other qualified retirement plans of a former employer.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available.

GE Common Stock – This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

Montgomery Small Cap Fund – The Fund invests primarily in equity securities, usually common stocks, of small capitalization domestic companies (less than $1 billion).

GE International Equity Fund – The Fund seeks long-term growth of capital by investing primarily in the stocks of foreign companies.

GE Premier Growth Equity Fund – The Fund seeks long-term growth of capital and future income rather than current income, which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

State Street Global Advisors (SSgA) S&P 500 Index Fund – Funds are invested in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index.

GE Strategic Investment Fund – The Fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments principally including U.S. and foreign stocks, bonds, and other debt instruments.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Vesting

Participants are immediately 100% vested in their salary contributions, rollover contributions, and any earnings thereon. The Company's matching contribution, including earnings thereon, are fully vested once the employee has completed three years of service (50% vested after 2 years of service and 100% after 3 years).

Forfeitures are used to reduce future employer contributions or to make restorations of benefits. In 2001, forfeitures amounted to $33,949, all of which were used to reduce employer contributions.

Payment of Benefits

A participant who has attained age 59-1/2 may withdraw, in a lump-sum payment, any or all of such participant's vested account balance at any time. A participant with financial hardships may also withdraw, in a lump-sum payment, enough to meet the financial need, subject to certain tax restrictions, as defined in the Plan document.

On termination of service due to death, disability, resignation, or retirement, a participant or his or her beneficiary may elect to receive either a lump-sum amount equal to the value of the assets vested in his or her account or annual installments over a certain period as defined in the Plan document.

Special distribution options are available for former employees of Magnum Technologies, Inc. and Instrument Control Services, Inc., as defined in the Plan document.

Participant Loans

Participants may borrow between $1,000 and the lesser of 50% of the vested account balance attributable to pretax contributions, matching contributions, and rollover contributions, or $50,000. The interest rate on participant loans is the prime rate as published in the Wall Street Journal as of the last business day of the month prior to the month in which the loan is requested, plus 1%.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may not exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocations of employer's contributions and allocations of the Plan's earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that will be provided from the participant's vested account.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments are stated at fair value. All shares of registered investment companies are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represents the net asset values of shares held by the Plan as reported by the Investment Manager of the fund. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price of GE's common stock on the last business day of the Plan's year end.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS 133 effective January 1, 2001 and there was no material impact on the Plan's financial statements.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets:

	2001	2000
GE Common Stock	$ 7,873,596	8,027,374
GE Strategic Investment Fund	1,212,767	1,386,291
GE Premier Growth Equity Fund	1,971,236	2,067,177
GE U.S. Equity Fund	2,313,024	2,776,457
GE Stable Income Fund	3,675,970	3,110,922
SSgA S&P 500 Index Fund	2,141,928	2,369,681
GE Fixed Income Fund	1,255,303	—

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and pooled investment funds. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which invests in a single security.

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

GE Common stock	$ (1,379,307)
Mutual funds	(1,242,311)
Pooled investment fund	194,510
Total	$ (2,427,108)

(4) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (owned by State Street Bank and CitiGroup Company) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan Sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price.

(5) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 12, 2000 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Plan Termination

Although it has not expressed any intention to terminate the Plan, the Company has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based on their fully vested account balances.

Supplemental Schedule

THE GE AUTOMATION SERVICES, INC. AFFILIATE
401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

	Issuer	Description	Number of units		Market value
*	State Street Short-Term Investment Fund	Cash and cash equivalents		$	149,593
*	GE Company	Common Stock	196,447		7,873,596
*	GE Strategic Investment Fund	Mutual Fund	54,045		1,212,767
*	GE Fixed Income Fund	Mutual Fund	103,147		1,255,303
*	GE Premier Growth Equity Fund	Mutual Fund	77,334		1,971,236
*	GE U.S. Equity Fund	Mutual Fund	85,414		2,313,024
	Montgomery Small Cap Fund	Mutual Fund	52,596		531,217
*	GE International Equity Fund	Mutual Fund	51,140		655,613
*	SSgA S&P 500 Index Fund	Mutual Fund	113,210		2,141,928
*	GE Stable Income Fund	Pooled Investment Fund	240,133		3,675,970
*	Participant loans	130 loans to participants with interest rates of 6.00% to 10.50%			802,875
		Total investments		$	22,583,122

* Party-in-interest as defined by ERISA.

See accompanying independent auditors' report.